

Mail Stop 3561

August 24, 2016

<u>Via E-mail</u>
Mr. Steeve Thibeault
Chief Financial Officer
Turquoise Hill Resources, Ltd.
Suite 354-200 Granville Street
Vancouver BC
Canada, V6C 1S4

> **Re: Turquoise Hill Resources, Ltd.**
> **Form 40-F for the fiscal year ended December 31, 2015**
> **Filed March 17, 2016**
> **Response Dated July 28, 2016**
> **File No. 001-32403**

Dear Mr. Thibeault:

We have reviewed your July 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2016 letter.

<u>Form 40-F for the fiscal year ended December 31, 2015</u>

<u>Exhibit 99.2</u>

<u>17. Income Taxes, page 40</u>

1.   We acknowledge your response to prior comment two. Please disclose the nature of the evidence supporting your recognition of the $165 million deferred tax asset in accordance with paragraph 82 of IAS 12.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or me at (202) 551-3651 if you have questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining